Exhibit 4.5

FORM OF NYSE WARNING LETTER

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

Calle 50 y Aquilino de la Guardia

Apartado 6-1497

El Dorado, Panama City

Republic of Panama

Dear Shareholder:

The Board of Directors of Banco Latinoamericano de Exportaciones, S.A. (the “Bank”) announced on December 17, 2002 its intention to issue non-transferable rights to the holders of shares of the Bank’s Class A, Class B and Class E common stock entitling those holders to subscribe for additional shares of common stock to be offered by the Bank in a rights offering. As a holder of one of these three classes of shares, you will receive rights to purchase shares of that class only. The rights offering to subscribe for new shares of the Bank will be made upon effectiveness of the Bank’s Registration Statement filed with the U.S. Securities and Exchange Commission and only by means of a prospectus. We are sending you this letter ten days prior to the record date for the issuance of the rights, May 30, 2003, in accordance with New York Stock Exchange rules. The known terms of the offer were previously disseminated via a press release.

Terms of the Offer

1.    Primary Subscription.    The Bank proposes to issue to shareholders 1.26 non-transferable rights for each whole share of common stock held on the record date. The rights entitle each shareholder to acquire at the subscription price one share of the class to which the rights relate for each whole right received.

2.    Over-Subscription Privilege.    The over-subscription privilege permits a shareholder of record on the record date who has exercised in full his/her rights pursuant to the primary subscription to subscribe for additional shares to the extent that shares offered to other shareholders are not purchased by them in the primary subscription, subject to pro rata allocation.

Subscription Price

The subscription price per share, which will be determined two trading days prior to the date of the expiration of the offer, will be the lowest of the three averages of the last reported sales price of a Class E share on the New York Stock Exchange for three periods consisting of 90, 30 and 10 trading days, respectively, each ending on the date which is two trading days prior to the expiration date of the offer.

Timetable

The record date for determining shareholders’ eligibility to participate in the rights offering is May 30, 2003. The subscription period will continue for 21 calendar days beginning on the record date and expiring on June 20, 2003. It is expected that subscription certificates evidencing the right to subscribe together with a prospectus will be mailed to shareholders of record as of the record date promptly following such date.

Note

The commencement of the offer will be announced through a prospectus as well as the public media. Shareholders should be sensitive to these subsequent announcements.

We thank you for your continued support of the Bank.

José Castañeda

Chief Executive Officer

This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

If you have any questions regarding the rights offering, please contact the Information Agent for the offering, MacKenzie Partners, Inc., at (800) 322-2885 or call collect at (212) 929-5500.